SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH APRIL 28, 2005

(Commission File No. 1-14477)

BRASIL TELECOM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

BRAZIL TELECOM HOLDING COMPANY
(Translation of Registrant's name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Investor Relations
(+55 61) 415-1140
ri@brasiltelecom.com.br

Media Relations
(+55 61) 415-1378
cesarb@brasiltelecom.com.br

Free Translation

BRASIL TELECOM S.A.	BRASIL TELECOM PARTICIPAÇÕES S.A.
Publicly-held Corporation	Publicly-held Corporation
Corporate Taxpayers’ Registry 76.535.764/0001-43	Corporate Taxpayers’ Registry 02.570.688/0001-70
Board of Trade 53 3 0000622 9	Board of Trade 53 3 0000581 8

ANNOUNCEMENT OF MATERIAL FACT

1 – Brasil Telecom S.A. and Brasil Telecom Participações S.A. (hereinafter jointly referred to as “Brasil Telecom Group”), in compliance with Instrução n° 358 of January 3, 2002, of the Comissão de Valores Mobiliários, announce that, on April 28, 2005, TIM International N.V. (“TIMINT”) and TIM Brasil Serviços e Participações S.A. (“TIMB”)(collectively referred to as “TIM Group”) on one side and Brasil Telecom S.A. (“BrT”) and 14 Brasil Telecom Celular S.A. (“BTC”)(“collectively referred to “Brasil Telecom”) on the other side entered into a Merger Agreement and a Merger Justification Protocol with respect to the merger of BTC into TIMB.

2 – This transaction allows Brasil Telecom Group to settle, on a business manner, the overlapping of regulatory licenses and authorizations among Brasil Telecom and TIM Group arising from ANATEL’s Act No. 41,780 dated January 16, 2004, published in the Official Gazette dated January 19, 2004, and also preventing ANATEL from imposing severe sanctions and penalties.

3 – BTC is a wholly-owned subsidiary of BrT and holds authorizations to exploit mobile services in Lots 4, 5 and 6 of Region II under the General Licensing Plan and the relevant radiofrequencies of sub-bands “E”. BTC’s commercial operation begun in September 2004. After 8 months of full commercial operation, BTC reached over 1.000.000 clients.

4 – TIMINT is the controlling shareholder of TIMB, which, in turn, is the direct or indirect controlling shareholder of certain companies that hold mobile services and domestic and international long distance authorizations in Regions I, II under the General Licensing Plan. TIM Group has approximately 14.6 million clients.

5 – The closing of this transaction will result in other material benefits to the Brasil Telecom Group, such as:

(i) Maintenance of Brasil Telecom Group’s valuable and unique clients’ base through proposals of national coverage and added value services, with focus in convergence;

(ii) Merger of the mobile operations of both BTC and TIMB;

(iii) BrT’s participation in the shareholding structure of TIMB;

(iv) Execution of a national roaming services agreement between BTC and TIMB, as well as the facilitation for the entering into international roaming services agreements for the benefit of BTC with companies/partners of TIM Group outside of Brazil, in order to allow the increase of coverage for the clients and the reduction of investments for the existing network’s capacity increase;

(v) Substantial increase of scale and revenues of the Brasil Telecom Group through TIM Group’s use of Brasil Telecom Group’s long distance services;

(vi) Elimination of new capital expenses as well as initial losses relating to the mobile operations;

(vii) Increase of Brasil Telecom’s Group commercial presence’s capilarity in TIM Group’s sales/distribution points;

(viii) Equal competition possibilities between Brasil Telecom Group and other players in the rendering of national coverage services within the Brazilian telecommunications market; and

(ix) Final solution of all pending claims among entities of the Brasil Telecom Group and the Telecom Italia Group;

6 – The appraisals to determine the intrinsic equity value of each of BTC and TIMB, to define the value of TIMB’s capital increase, will be prepared by a top-tier financial institution of international reputation selected by BrT.

7 - Closing of this transaction is subject to usual conditions precedent for transactions of similar nature and legal requirements, including the approval of ANATEL. Brasil Telecom Group will keep its shareholders and the market in general informed about any material fact regarding this transaction.

8 – The Brasil Telecom Group reinforces its positioning in the telecommunications market.

Brasília, April 28, 2005.

Carla Cico	Paulo Pedrão Rio Branco
Investor Relations Officer	Investor Relations Officer
Brasil Telecom S.A.	Brasil Telecom Participações S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 28, 2005

BRASIL TELECOM PARTICIPAÇÕES S.A.

By:	/S/ Paulo Pedrão Rio Branco
Name: Paulo Pedrão Rio Branco Title: Financial Executive Officer